Exhibit 99.1

GOLD RESERVE ANNOUNCES RETIREMENT OF DOUG BELANGER

SPOKANE, WASHINGTON, July 25, 2022 NR-22-02

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that A. Douglas Belanger, President and a Director of the Company, will retire after more than 34 years of leadership. Mr. Belanger will not stand for re-election at the time of the 2022 Annual Shareholders Meeting and his retirement as President will be effective at the end of 2022 to focus on his health and spend more time with his family

James H. Coleman, Executive Chairman, said “Doug’s contributions over the years are too many to list and he has been a pivotal part of the executive team and always had the best interest of the Company first and foremost. After his retirement, we are pleased to have Doug remain available to the Company on a consulting basis. We wish Doug all the best as he commences a new chapter in his life.”

Rockne J. Timm, Chief Executive Officer said that “Doug has contributed significantly to the development and success of the Company over the past 34 years during extremely challenging times. His contribution is greatly appreciated by me and his other colleagues and we all wish him the very best. We expected Doug to have been with us for many more years providing his wise counsel and leadership but we can certainly understand the decision he has made.”

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with the U.S. and Canadian sanctions against Venezuela and/or its government officials, the timing of Mr. Belanger’s retirement and appointment of any successor, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2021 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2021 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar and any other risks set forth in subsequent filings by the Company.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.